Exhibit (b)(2)

EXECUTION COPY

April 26, 2010

Protection Acquisition Sub, Inc.

c/o GTCR Fund IX/A, L.P.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

Ladies and Gentlemen:

We understand that Protection Acquisition Sub, Inc. (the “AcquisitionCo” or “you”), a direct or indirect subsidiary of a new company (“Holdco”), controlled directly or indirectly by one or more investment funds managed by GTCR Fund IX/A, L.P. (“GTCR”) has offered to purchase a controlling interest in Protection One, Inc. (the “Company”) by means of the purchase of a majority of the shares of the Company pursuant to a cash tender offer, a subsequent issuance of additional shares by the Company to you (if necessary) and the subsequent consummation of a short-form merger (collectively, the “Acquisition”). You have advised us that the Acquisition will be financed with up to $550 million of total funded debt, consisting of up to $390 million of senior term loans and $150 million of Senior Subordinated Notes (the “Notes”), plus contributions (including cash and rollover) for Equity Securities (as defined in the Summary of Terms attached hereto) constituting not less than 35% of the total purchase price for the Acquisition. In addition to the total funded debt at close, we understand that there will be up to a $25 million revolving credit facility which may be drawn at close in order to finance original-issue-discount and upfront fees of the Senior Credit Facility (if any) and to fund closing costs, in an amount not to exceed $10 million in the aggregate.

This letter will confirm the commitment by TCW/Crescent Mezzanine Management V, LLC (“TCW”), on behalf of one or more of its managed accounts (collectively, the “Purchasers”), to purchase: at par, $150 million of the Notes issued by you in connection with the Acquisition on the terms and conditions as otherwise set forth herein and in the attached “Summary of Terms” (which is hereby incorporated herein and made a part hereof). TCW's commitment is subject to the satisfaction of the following conditions: (i) completion of definitive documentation relating to the Notes and the Equity Securities (as defined in the Summary of Terms attached hereto), including without limitation, a purchase agreement, guaranties, stockholders agreement, opinions of counsel and other related definitive documents (the “Transaction Documents”), containing representations, warranties, conditions, covenants, indemnities and other terms generally consistent with the terms set forth herein and the attached Summary of Terms or otherwise reasonably satisfactory to you and TCW, (ii) the completion of the Acquisition as described above pursuant to a definitive purchase agreement between you, Holdco and the Company dated as of the date hereof (the “Acquisition Agreement”), no later than the earlier of the earliest of (x) 120 days from the date hereof, (y) the closing of the Acquisition without the use of the Notes or (z) the written termination prior to closing of the Acquisition of the Acquisition Agreement; provided that this clause (ii) shall be satisfied if such definitive purchase agreement shall not have been amended or modified following the date hereof in any way so as to be materially adverse to any of the Purchasers (it being understood that

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any amendment to the purchase price shall be deemed to be material and adverse), or unless TCW shall have approved of such amendment or modification (which approval shall not be unreasonably withheld), (iii) since January 1, 2010, there has not been any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate, (x) has had or is reasonably likely to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole, or (y) prevents the ability of the Company to perform its obligation under and consummate the transactions contemplated by the Acquisition Agreement, other than other than in the case of clause (i) any changes, events, effects, occurrences, state of facts or developments attributable to: (A) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which the Company or any of its subsidiaries conducts business; (B) any events, circumstances, changes or effects that affect the industries in which the Company or any of the Company’s subsidiaries operate; (C) any changes in Laws applicable to the Company or any of the Company’s subsidiaries or any of their respective properties or assets or changes in GAAP after the date hereof; (D) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism; (E) the announcement or existence of, or any action taken that is required or expressly contemplated by, the Acquisition Agreement and the transactions contemplated hereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, employees, investors, or venture partners) provided that this clause (E) shall not apply in any representation or warranty with respect to the effect of execution, delivery or performance of, or any actions taken pursuant to or in accordance with or contemplated by, the Acquisition Agreement; (F) any changes in the market price or trading volume of shares of Common Stock or any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period; provided, however, that the underlying causes of such change or failure shall not be excluded by this clause (F); or (G) any litigation arising from allegations of a breach of fiduciary duty relating to the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement; except in the cause of clauses (A), (B), (C) and (D), any changes, events, effects, occurrences, state of facts or developments which disproportionately affects, individually or together with other changes, events, effects, occurrences, state of facts or developments, the Company and its subsidiaries when compared to other persons operating in the industry in which the Company and its subsidiaries operate (it being understood that, for purposes of this clause (iii), the capitalized terms “Common Stock”, “GAAP” and “Laws” shall have the meanings given to such terms in the Acquisition Agreement), (iv) substantially concurrently with the initial funding contemplated by this commitment letter, you shall receive $390 million in aggregate gross cash proceeds from term loan borrowings under the Senior Credit Facility (or such lesser amount determined by you to be necessary to consummate the Acquisition), (v) the payment of fees and expenses due and payable in connection with the transactions contemplated hereby on or prior to the closing date, which shall be evidenced by invoices submitted to you at least three business days prior to the closing date, (vi) all existing credit facilities incurred by the Company and its subsidiaries (together, the “Existing Credit Facilities”) shall have been paid in full (other than letters of credit to the extent fully cash collateralized or backstopped by one or more letters of credit issued under the Senior Credit Facility and which shall constitute indebtedness under the Senior Credit Facility) and terminated and all liens granted thereunder shall have been released, (vii) the Purchasers shall have received customary certification as to the solvency of the Company and each guarantor, taken as a whole, (after giving effect to the transactions contemplated by this letter (including the Acquisition and the equity and debt financing) and the incurrence of indebtedness related thereto) from the chief financial officer of the Company, (viii) other than the Senior Credit Facility, the Notes, all other indebtedness existing on the date hereof (other than the Existing Credit Facilities), and all additional indebtedness permitted to be incurred under the Acquisition Agreement prior to the closing date, there shall be no other material indebtedness of the Company or the guarantors to remain outstanding on the closing date, and (ix) you shall be in compliance with an initial maximum total leverage ratio (defined as the ratio of total funded debt (net of up to $50.0 million of unrestricted cash and cash equivalents) to Adjusted EBITDA (defined

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in a manner consistent with the equivalent definition in the Senior Credit Facility)) of not more than 5.0 to 1.0, determined as of and for the four-quarter period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the closing date and on a pro forma basis after giving effect to the Acquisition.

Notwithstanding anything in this Commitment Letter to the contrary, (i) the only representations relating to the Company the accuracy of which will be a condition to the purchase of the Notes will be (a) the representations made by or with respect to the Company in the Acquisition Agreement as are material to the interests of the Purchasers (but only to the extent that you or your affiliates have the right to terminate your and their obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement) (the “Company Representations”) and (b) the Specified Representations (as defined below) and (ii) the terms of the Transaction Documents will be such that they do not impair the purchase of the Notes if the conditions set forth herein (including without limitation those set forth in the attached Summary of Terms) are satisfied (it being understood that nothing in the preceding clause (ii) shall be construed to limit the applicability of the individual conditions expressly set forth in this commitment letter (including those set forth in the attached Summary of Terms)). As used herein, “Specified Representations” means representations of the Issuer and the guarantors relating to: organization; requisite power and authority (as it relates to the entering into and performance of the Transaction Documents); qualification in jurisdiction of organization; due authorization (as it relates to the entering into and performance of the Transaction Documents); no conflicts with laws or charter documents (as it relates to the entering into and performance of the Transaction Documents); binding obligation (as it relates to the entering into and performance of the Transaction Documents); solvency; margin stock; investment company; and Patriot Act (as defined below).

As described in the attached Summary of Terms, and assuming the proposed capitalization for this transaction does not change, the structure and pricing for the $150 million of Notes would include a 12.5% per annum cash coupon and 1.0% per annum pay-in-kind interest. In addition, TCW would have the opportunity, but not the obligation, to purchase such amount of additional Equity Securities with a value equal to 10% of the initial aggregate principal amount of the Notes held by TCW, on the same economic terms and conditions as GTCR. You and your affiliates acknowledge and agree, and each Purchaser acknowledges and agrees with any other Purchaser, that in connection with all elements of each transaction contemplated under this letter (i) neither any Purchaser nor any of its affiliates has assumed any advisory responsibility or any other obligation in favor of GTCR or any of its affiliates or in favor of any other Purchaser except the obligations expressly provided for under this letter and (ii) each Purchaser and its affiliates, on the one hand, and GTCR and its affiliates or any other Purchaser, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor does GTCR or any of its affiliates or any such other Purchaser rely on, any fiduciary duty on the part of any Purchaser or any of its affiliates.

This commitment will expire at 11:59 p.m. Eastern time, on April 26, 2010, unless this letter is accepted prior to such time.

You will pay, or you will cause the Company to pay, following the Acquisition, all reasonable out-of-pocket costs, fees and expenses incurred, or to be incurred, by the purchasers of the Notes in connection with the examination, review, documentation and closing of the transactions completed hereby, including without limitation reasonable attorney’s fees of one counsel for all purchasers (provided that if the Company shall request that TCW designate additional purchasers of the Notes, the Company shall be responsible for reasonable attorney’s fees of one counsel of each additional purchaser) and reasonable out-of-pocket expenses relating to any of the foregoing. Such costs, fees and expenses shall be reimbursed at the closing of the Acquisition regardless of whether you utilize the Notes committed to hereunder. You shall not be obligated to pay, or cause the Company to pay such purchasers of the Notes

April 26, 2010

such costs, fees and expenses if you or any of your affiliates do not acquire an interest in the Company or any of its respective subsidiaries or if TCW terminates this commitment letter without the fault of GTCR or any of its affiliates (in each case unless GTCR or any of its affiliates is reimbursed for GTCR’s or any of its affiliate’s costs, fees and expenses).

In the event that TCW becomes involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by this commitment, you will, and following the Acquisition will cause the Company to, jointly and severally, reimburse TCW for its reasonable legal and other out-of-pocket expenses (including the reasonable cost of any investigation and preparation), as they are incurred by TCW and invoiced to you. TCW agrees to return all such reimbursed fees and expenses to you or the Company, as applicable, upon and to the extent that it shall be finally judicially determined that such fees and expenses related to losses, claims damages or liabilities resulted from the gross negligence, willful misconduct or bad faith of any Indemnified Party or the material breach of the obligations of such Indemnified Party under this Commitment Letter or any of the Transaction Documents. You agree to, and following the Acquisition will cause the Company to, jointly and severally, indemnify and hold harmless TCW and its affiliates and their respective directors, officers, employees and agents (the “Indemnified Parties”) from and against any and all losses, claims, damages and liabilities, arising in connection with this commitment letter, except to the extent that it shall be finally judicially determined that such losses, claims, damages or liabilities resulted from the gross negligence, willful misconduct or bad faith of any Indemnified Party or the material breach of the obligations of such Indemnified Party under this Commitment Letter or any of the Transaction Documents. The obligations described in this paragraph shall survive the expiration or termination of this commitment letter and shall remain in full force and effect whether or not the Acquisition is consummated; provided that such obligations described in this paragraph will be superseded by the provisions of definitive documentation with respect to the Notes when executed by the Purchasers.

This commitment is not assignable by you without the consent of TCW or by TCW without your consent. Nothing in this letter, express or implied, shall give any person, other than the parties hereto, any benefit or any legal or equitable right, remedy, or claim under this letter. Notwithstanding any assignment by TCW, until the closing date of the transactions contemplated hereby has occurred, TCW shall retain, unless you agree in writing, exclusive control over all rights and responsibility for all obligations with respect to its commitments, including all rights with respect to consents, modifications and amendments.

During the period that this commitment letter is in effect, you will continue to make available to TCW all information, financial or otherwise, documents or other materials in your possession or otherwise reasonably requested by TCW in connection with its due diligence examination of the Company, which shall include providing TCW with the Company’s financial statements and using your reasonable efforts to provide TCW with access to the Company’s management. Purchasers hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each of them is required to obtain, verify and record information that identifies you, the Company and their respective subsidiaries, which information includes your and their names and addresses and other information that will allow the Purchasers, as applicable, to identify you, the Company and their respective subsidiaries in accordance with the Patriot Act.

Upon the execution by the Company of definitive documentation with respect to the Notes, you shall be released from all obligations hereunder.

This commitment may be executed in counterparts, each of which will be considered one and the same instrument. This commitment will be governed by, and construed in accordance with, the laws of the state of New York. By accepting delivery of this letter, you agree that this letter and the attached Summary of Terms is for your confidential use only and that neither its existence nor the terms hereof or

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thereof will be disclosed by you to any person other than your affiliates and your and their officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” and confidential basis in connection with the transactions contemplated hereby; provided that you may disclose this letter (including the attached Summary of Terms) (i) to the Company and the agent and lenders under the Senior Credit Facility and each of their respective affiliates, officers, directors, employees, accountants, attorneys and advisors on a confidential basis, (ii) in any syndication or marketing materials in connection with the Senior Credit Facility, on a confidential basis, (iii) as required by any exchange listing requirement, or as may be required by the rules, regulations, schedules and forms of the Securities and Exchange Commission in connection with any filings made with the Securities and Exchange Commission in connection with the Transactions, (iv) in any legal, judicial or administrative proceeding or as otherwise required by law, compulsory legal process or regulation or as requested or required by any governmental or regulatory authority or legislative body or committee to the extent you are advised by your legal counsel that such disclosure is required or necessary, and (v) in the case of the attached Summary of Terms only, to potential Purchasers and to any rating agency in connection with the Acquisition and the financing thereof, in each case on a confidential basis. You agree to provide prompt, and to the extent practicable and not otherwise prohibited by law or regulation, advance, notice to TCW of any disclosure to be made pursuant to this paragraph. Please indicate your acceptance of this commitment by executing a copy of this letter where indicated below and returning one original to me no later than 11:59 p.m. Eastern time, on April 26, 2010. If we do not receive an executed copy from you by such date, this commitment shall automatically terminate.

Sincerely

/s/ Chris Wright
Chris Wright
Managing Director

Enclosure

Agreed and Accepted to as of the date first above written.

Protection Acquisition Sub, Inc.

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	President

[TCW COMMITMENT LETTER]

Protection One, Inc.

Senior Subordinated Notes

Equity Investment

Summary of Terms

Issuer:	Protection Acquisition Sub, Inc. (“AcquisitionCo”), a direct or indirect wholly-owned subsidiary of a new company (“Holdco”) to be formed by one or more affiliates of GTCR Fund IX/A., L.P. (“GTCR”), will issue the Notes (as defined below). AcquisitionCo will merge with and into Protection One, Inc. (the “Company”), with the Company being the surviving corporation (the “Acquisition”). Upon consummation of the Acquisition, the obligations of AcquisitionCo, including the Notes, will be assumed by the Company. The “Issuer” shall be AcquisitionCo before the Acquisition and the Company upon and after the Acquisition. The Issuer will also be the sole borrower under the Notes and Senior Credit Facility (each as defined below). Holdco will issue the Equity Securities (as defined below). Holdco will own 100% of the issued and outstanding equity of the Issuer either directly or indirectly through an intermediate holding company that would hold 100% of the issued and outstanding equity of the Issuer (“Intermediate Holdco”), and neither Holdco nor, if utilized, Intermediate Holdco, will have independent operations.

Purchasers:	TCW/Crescent Mezzanine Management V, LLC (“TCW”) and certain investors designated by TCW and approved by the Issuer (the “Purchasers”).

Securities:	$150,000,000 initial aggregate principal amount of Senior Subordinated Notes (the “Notes”).

Interest Rate:	Interest will be paid at a rate of 12.5% per annum, payable quarterly in cash, and 1.0% per annum, payable quarterly in kind, in each case in arrears. The term “outstanding principal amount” will be deemed to have been increased quarterly by the amount of any payment in kind interest payable for such quarter. So long as any payment or bankruptcy default or any event of default shall have occurred and be continuing, default interest shall accrue at 2.0% per annum, in addition to regular interest of 13.5% per annum, on the outstanding principal amount of the Notes and, to the extent due and payable, any unpaid interest thereon, such default interest to be payable in cash on demand.

Price:	100%.

Ranking:	The Notes and the Guarantees will be unsecured and will rank junior in right of payment to the Company’s and the applicable guarantor’s, as the case may be, existing and future Senior Debt (to be defined but in any event shall include the Senior Credit Facility) and will rank pari passu or senior in right of payment to any existing or future subordinated indebtedness of the Company and the guarantors. The Company or its subsidiaries will not incur any indebtedness senior to the Notes that is not

Protection One, Inc.

Senior Subordinated Notes

Equity Investment

Summary of Terms

Senior Debt. The Notes will be subject to customary subordination provisions mutually satisfactory to the Purchasers and the agent under the Senior Credit Facility. Under the terms of the Notes, events of default resulting from any breach or default with respect to the Senior
Credit Facility will require that the lenders under the Senior Credit Facility have accelerated the loans thereunder.

Guarantee:	At closing, the Notes will be jointly and severally guaranteed by Holdco or, if utilized, Intermediate Holdco, and any other guarantor under the Senior Credit Facility. Between the closing and the Final Maturity of the Notes, the Notes will be also jointly and severally guaranteed by any future wholly owned domestic subsidiaries of Holdco or, if utilized, Intermediate Holdco (other than the Company, immaterial subsidiaries and other subsidiaries to the extent a guarantee by such subsidiaries is not permitted by law, regulation or contract or, to the extent it would result in adverse tax consequences as determined by Borrower), current immaterial subsidiaries that become material wholly owned domestic subsidiaries of Holdco or, if utilized, Intermediate Holdco, and any other guarantor under the Senior Credit Facility from time to time.

Final Maturity:	Ten years from the date of closing (“Final Maturity”).

Mandatory Redemption:	100% upon Final Maturity.

Optional Redemption:	The Notes may be redeemed in full, or in part, upon a Change of Control of the Issuer or the completion of an initial public offering of the Issuer at 103% of the then outstanding principal amount, plus accrued and unpaid cash and payment in kind interest, for the first two years after the closing date, and thereafter at par. In addition, for the first two years after the closing date, the Notes may be redeemed subject to a make-whole premium. After the two year anniversary of the closing date, the Notes may be redeemed, in whole or in part, whether voluntary, by acceleration or otherwise, at the premiums outlined in the table below:

Months after Close	% of Outstanding Principal Amount
25-36	105%
37-48	103%
49-60	101%
Thereafter	100%

Change of Control Put:	Each holder of the Notes will be entitled to require the Issuer, and the Issuer must offer, to repurchase the Notes held by such holder at a price of 101% of the then outstanding principal amount, plus all accrued and unpaid cash and payment in kind interest to the date of repurchase, upon the occurrence of a Change of Control.

Protection One, Inc.

Senior Subordinated Notes

Equity Investment

Summary of Terms

Documentation:	Except as expressly provided herein, all definitive documentation for the Notes (the “Transaction Documents”) shall contain terms substantially similar to corresponding terms found in documentation for the Senior Credit Facility (with appropriate cushions) and otherwise consistent with precedent transactions involving GTCR and TCW.

Covenants:	The agreement governing the Notes will contain affirmative and negative covenants of Holdco, or, if utilized, Intermediate Holdco, the Company and its restricted subsidiaries substantially similar to corresponding terms found in documentation for the Senior Credit Facility (with appropriate cushions) and otherwise consistent with precedent transactions involving GTCR and TCW, including, but not limited to, Compliance with Laws, Change of Control, Limitation on Indebtedness (including anti-layering restrictions and mandatorily redeemable preferred stock), Limitation on Restricted Payments (including Restricted Investments), Restrictions on Liens (including a prohibition on liens for second lien debt), Limitation on Asset Dispositions, Limitation on Mergers and Consolidations, Limitation on Capital Expenditures, Limitation on Transactions with Affiliates and Limitations on Lines of Business. In addition, the agreement governing the Notes will contain financial maintenance covenants substantially similar to those contained in the Senior Credit Facility but will be set at a 15% cushion to the levels set forth therein.

Expenses:	Expense reimbursement provisions customary for senior subordinated debt and as otherwise provided in the attached Commitment Letter.

Board Observation Rights:	To the extent that TCW shall continue to own at least $50,000,000 of the aggregate principal amount of the Notes outstanding at such time, TCW shall have the right to have a representative attend any meeting of the Board of Directors of each of Holdco, Intermediate Holdco (if utilized) and the Company and any executive committee of the Board of Directors of Holdco, Intermediate Holdco (if utilized) and the Company subject to customary limitations, including those necessary to preserve privilege, conflicts of interests, relating to debt matters, or in the exercise of fiduciary duties and shall receive copies of all documents pertaining to any Board or executive committee meeting, subject to the limitations described above. The Issuer shall reimburse TCW for all reasonable documented out-of-pocket expenses in connection with these rights.

VCOC Side Letter:	Holdco and its direct and indirect subsidiaries shall enter into a customary VCOC side letter with the Purchasers and their respective affiliates that request such a side letter in form and substance reasonably satisfactory to the Purchasers and Holdco.

Equity Securities:	At the close of the transaction, Holdco will provide evidence that it has received cash or contributed equity (including rollover) in an amount

Protection One, Inc.

Senior Subordinated Notes

Equity Investment

Summary of Terms

equal to at least 35% of the total purchase price for the Acquisition (as defined in the Commitment Letter attached hereto), including TCW’s equity co-investment described below, in exchange for preferred stock and/or common stock (the “Equity Securities”) having the same economic terms and conditions as the Equity Securities being purchased by GTCR or its affiliates (including the same ratio of preferred stock and common stock), and otherwise consistent with precedent transactions involving GTCR and TCW (except for such amendments or modifications from such terms in any way so as to be materially adverse to the Purchasers unless TCW shall have approved of such amendment or modification (which approval may be withheld in TCW’s sole discretion)). The Purchasers’ obligation to close is also subject to the conditions that all of the equity contributions described above shall have been made and that upon the consummation of the Acquisition, the portion of the outstanding Equity Securities of Holdco owned and controlled by GTCR (together with the portion owned and controlled by TCW and the other Purchasers) will be a majority of all outstanding Equity Securities of Holdco, and Holdco or, Intermediate Holdco, if utilized, will own and control directly all of the equity interests of the Company and indirectly all of the equity interests of the Company’s subsidiaries.

Senior Credit Facility:	The terms and conditions including, without limitation, the payment terms, amount of annual amortization, maturity, and covenants of the Senior Debt shall be on terms and conditions substantially consistent with the term sheet (and related “flex” provisions) for the Senior Credit Facility delivered to Purchasers on the date hereof and as otherwise amended or modified in a manner that is not materially adverse to the Purchasers (unless TCW shall have approved of such amendment or modification (which approval may be withheld in TCW’s sole discretion)). For avoidance of doubt, we anticipate a $415 million Senior Credit Facility, consisting of up to a $390 million term loan B (with required amortization in no case greater than 5% of the then outstanding principal amount per annum) and a $25 million revolving credit facility (which may be drawn at close in order to finance original-issue-discount and upfront fees of the Senior Credit Facility (if any) and to fund closing costs, in an amount not to exceed $10 million in the aggregate). In any case, the total debt incurred to finance the Acquisition and outstanding at the close of the transaction (excluding, for the avoidance of doubt, any letters of credit issued and undrawn on the closing date and any borrowings permitted to be incurred under the revolving credit facility) will not exceed $550 million.

Equity Coinvestment:	TCW shall have the right but not the obligation to purchase such amount of Equity Securities with a value equal to 10% of the initial aggregate principal amount of the Notes held by TCW, on a pro rata basis, on the

Protection One, Inc.

Senior Subordinated Notes

Equity Investment

Summary of Terms

same economic terms and conditions as the Equity Securities being purchased by GTCR or its affiliates (including the same ratio of preferred stock and common stock), and otherwise consistent with precedent transactions involving GTCR and TCW.

Conditions Precedent:	As set forth in the Commitment Letter

Expiration:	This Summary of Terms expires at 11:59 p.m. (Eastern time) on April 26, 2010, unless accepted prior to such date. Once accepted, this Summary of Terms and the commitment related thereto shall expire on the earliest of (i) 120 days from the date hereof, (ii) the closing of the Acquisition without the use of the Notes or (iii) the written termination prior to closing of the Acquisition of the Acquisition Agreement.

Protection One, Inc.

Senior Subordinated Notes

Equity Investment

Summary of Terms

ACCEPTED AND AGREED TO ON April 26, 2010

PROTECTION ACQUISITIONS SUB, INC.

By:	/s/ David A. Donnini
Title:	President